Mail Stop 4561

April 1, 2008

Paul M. Cofoni
President and Chief Executive Officer
CACI International Inc.
1100 North Glebe Road
Arlington, VA 22201

> **Re:** **CACI International Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **File No. 001-31400**

Dear Mr. Cofoni:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director